Capitalisation and Indebtedness	Exhibit 99.3

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2014. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30 June 2014
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	16,417,152

Group shareholders’ equity	£m

Called up share capital	4,104

Share premium account	16,551

Other reserves	(154)

Other equity instruments	4,326

Retained earnings	33,241

Shareholders’ equity excluding non-controlling interests	58,068

Non-controlling interests	6,957

Total shareholders’ equity	65,025

Group indebtedness(1)

Subordinated liabilities	19,301

Debt securities in issue	83,832

Total indebtedness	103,133

Total capitalisation and indebtedness	168,158

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	13,777

Performance guarantees, acceptances and endorsements	5,062

Total contingent liabilities	18,839

Documentary credits and other short-term trade related transactions	1,098

Standby facilities, credit lines and other commitments	282,071

1.	“Group indebtedness” includes interest accrued as at 30 June 2014 in accordance with International Financial Reporting Standards.

Barclays PLC – 2014 Interim Results	1